Exhibit (a)(18)


CONTACTS:
Angus Morrison
Senior Vice President, CFO & Treasurer
770-822-4285
www.nationalvision.com

Janice J. Kuntz
Fleishman-Hillard, Inc.
404-659-4446

FOR IMMEDIATE RELEASE
October 23, 1998


    NATIONAL VISION ASSOCIATES, LTD. ANNOUNCES CLOSING OF TENDER
               OFFER FOR NEW WEST EYEWORKS, INC. AND
             APPOINTMENT OF BARRY J. FELD AS PRESIDENT


LAWRENCEVILLE, Georgia   October 23, 1998 -- National Vision
Associates, Ltd. (NASDAQ: NVAL) today announced that it has accepted for payment all shares tendered into the offer to purchase shares of common stock of New West Eyeworks, Inc. (NASDAQ: NEWI). The offer expired at 12:00 Midnight, Eastern Time on Thursday, October 22, 1998. National Vision purchased approximately 5.5 million shares of New West common stock, representing approximately 97 percent of the outstanding shares of New West.

James W. Krause, Chairman and Chief Executive Officer of National Vision said, "We are excited at the prospect of combining our organizations. Our combined companies will have approximately 930 locations and be the second largest in the United States in terms of number of locations and third in overall revenues. We believe our company is well positioned to create a national value retail optical chain."

As part of the announcement, National Vision also announced that Barry
J. Feld, President and Chief Executive Officer of New West, would become President and Chief Operating Officer of National Vision. Mr. Krause said, "Barry Feld brings a high level of energy, enthusiasm and operational expertise to our company. We look forward to his joining our team and helping us create value for our shareholders."

National Vision will proceed to complete the merger of the two companies, which is expected to occur shortly.


                               - more -
National Vision Associates, Ltd.
October 23, 1998
Page Two



National Vision Associates, Ltd., with a total of 915 locations, is the nation's second largest optical company in terms of locations, including 178 locations acquired as part of the New West transaction, 283 locations with Frame-n-Lens and 50 freestanding locations that operate under the trade name, Midwest Vision. The Company's retail operations offer a full line of optical goods including spectacles, contact lenses, prescription and non-prescription sunglasses and a full line of optical accessories. In addition, independent Doctors of Optometry are available adjacent to store locations.


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Any expectations, beliefs, and other non-historical statements contained in this press release are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). Actual results may differ materially due to a variety of factors that affect the Company. Forward-looking statements involve risks and uncertainties, including but not limited to, the uncertainty as to whether the transactions discussed in the press release will be completed. Such factors are described in a cautionary statement for purposes of the "Safe Harbor" provisions of the Act, contained in the Company's Report on Form 10-Q for the second quarter of 1998. Other risks and uncertainties are detailed from time to time in National Vision's periodic reports filed with the Securities and Exchange Commission, including its Annual Report for 1997 on Form 10-K and its quarterly reports on Form 10-Q.

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